

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2015

Via E-mail
Kris Sennesael
Vice President and Chief Financial Officer
Enphase Energy, Inc.
1420 N. McDowell Blvd.
Petaluma, CA 94954

   Re: Enphase Energy, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 4, 2014
     File No. 001-35480

Dear Mr. Sennesael:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brian Cascio

            Brian Cascio
            Accounting Branch Chief